1-14640

P.E. 8-1-02

02043796

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 8 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

PROCESSED
AUG 13 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **August 8, 2002**

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ______________________________
FERNANDO BARREIRA SOTELINO
Presidente Executivo-Atacado

By: ______________________________
CESAR AUGUSTO SIZENANDO SILVA
Vice-Presidente Corporativo

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JULY 31, 2002

PLACE : Av. Eusébio Matoso, 891, City of São Paulo, State of São Paulo.

PRESIDENT: Pedro Moreira Salles

QUORUM: More than half of the members elected

RESOLUTIONS TAKEN BY THE UNANIMITY OF THE ATTENDANCE

The Board of Directors of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., WHEREAS:

(i) as known by all, the administration of Unibanco is constantly concerned about the creation of efficient mechanisms for the disclosure of information to the market, adopting a policy of relationship with investors and giving priority to transparency;

(ii) high levels of compliance with legal and regulatory provisions applicable to listed companies which have securities negotiated in Brazil and abroad are among the tools used to reach the objectives described in the previous item,

(iii) CVM Instruction No. 358, of January 3, 2002, regulated the disclosure and utilization of information on relevant acts or facts relative to listed companies, ruled the disclosure of information in the negotiation of securities and in the acquisition of significant lots of issuance of listed companies, and required the adoption of a policy of disclosure;

(iv) the purpose of the policy of disclosure is to procure to investors on a timely basis and efficiently the availability of essential information for the decision of investment, providing an equal and fair treatment to all market agents;

(v) it is incumbent upon the Board of Directors to adopt the policy of disclosure, contemplating procedures relative to the maintenance of secrecy of information not disclosed to the market yet, as well as to the disclosure of information relative to the market; and

(vi) in view of the capital structure of Unibanco and of Unibanco Holdings (UH) and of the fact that the securities issued by them which have more liquidity are the UNITS, Certificates of Deposit of Shares representative of a preferred share of Unibanco and of one preferred share Class B of its controlling company (UH), it is highly convenient that the Policy of Disclosure be made jointly by Unibanco and by UH, since all information relevant to one of them are necessarily important to the other.

Approves the adoption of the **Institutional Policy of Information Disclosure by Unibanco – União de Bancos Brasileiros S.A. and by Unibanco Holdings S.A.** ("Policy"), contemplating the procedures relative to the maintenance of the secrecy of information not disclosed to the market yet, as well as to the disclosure of information relevant to the market, as per Exhibit I to these Minutes.

Also approves the appointment of Mr. Geraldo Travaglia Filho as the officer responsible for the execution and the follow-up of Policy, in compliance with article 17, paragraph 3, of CVM Instruction n.º 358.

On this same date, a meeting of the Board of Directors of Unibanco Holdings approved the Policy.

São Paulo, July 31, 2002. (signed) Pedro Moreira Salles, Tomas Tomislav Antonin Zinner and Israel Vainboim. This is a copy of the original transcribed in the proper book.

São Paulo, July 31, 2002.

INSTITUTIONAL POLICY OF INFORMATION DISCLOSURE BY UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND BY UNIBANCO HOLDINGS S.A.

1. THE OBJECTIVES

1.1 THE INSTITUTIONAL POLICY OF DISCLOSURE OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND OF UNIBANCO HOLDINGS S.A., hereinafter referred to simply as POLICY, has the purpose of establishing the procedures to be complied with in the disclosure of relevant acts or facts occurred or related to the businesses of Unibanco – União de Bancos Brasileiros S.A. ("UNIBANCO") or of Unibanco Holdings S.A. ("UNIBANCO HOLDINGS"), as the case may be, as well as to define the obligations and the duties to be complied with by their respective members, as provided by CVM Instruction No. 358, of January 3, 2002 ("Instruction 358").

1.2 The purpose of the disclosure of relevant acts or facts is to procure to investors on a timely basis and efficiently the availability of essential information for the decision of investment, providing, therefore, an equal and fair treatment to all market agents.

2. RELEVANT ACT OR FACT

2.1 A relevant act of fact ("Relevant Act or Fact"), for the purposes of this POLICY, shall be deemed: (i) any decision of E-Johnston Representação e Participações S.A., direct controlling shareholder of UNIBANCO HOLDINGS and indirect of UNIBANCO ("Controlling Shareholder"); (ii) any resolution of the general meetings or of the administration bodies of UNIBANCO and of UNIBANCO HOLDINGS, as well as (iii) any other act or fact of political-administrative, technical, business or economic-financial character occurred or related to the businesses of UNIBANCO or of UNIBANCO HOLDINGS, which may reasonably affect:

a) the quotation of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS or referred thereto; or

b) the decision of the investors to purchase, sell or maintain such securities; or

c) the decision of the investors to exercise any rights pertaining to the capacity of holder of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS or referred thereto.

2.1.1 The acts or facts mentioned in article 2, sole paragraph, of Instruction 358, are examples of potentially relevant acts or facts and, in any case, the classification or not of a certain event as a Relevant Act or Fact shall be based on the analysis of the impact thereof on the ordinary activities of UNIBANCO or of UNIBANCO HOLDINGS, as well as on the level of knowledge already held by the market, so that the procedure of disclosure of the Relevant Act of Fact is not trivialized.

3. PERSONS SUBJECT TO THE POLICY

3.1 The following are subject to this POLICY:

3.1.1 The Investor Relations Officers of UNIBANCO and of UNIBANCO HOLDINGS;

3.1.2 The Controlling Shareholder;

3.1.3 Executive officers, members of the Board of Directors and of the Audit Committees (when they exist) of UNIBANCO and of UNIBANCO HOLDINGS;

3.1.4 Any person who, by virtue of office, function or position in UNIBANCO or in UNIBANCO HOLDINGS, has privileged access to information relative to a Relevant Act or Fact not disclosed to the market yet ("Related Persons");

4. SECRECY

4.1 It is incumbent upon the persons mentioned in item 3.1 above:

a) to maintain the secrecy of the information relative to a Relevant Act or Fact to which they have privileged access by virtue of the function or position they hold;

b) to cause subordinates and third parties of their trust also do it, being jointly liable with them in the event of non compliance with the secrecy obligation.

4.1.2 Should there be a doubt on the relevance or not of information to which one has privileged access, the Investor Relations Officer of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, shall be consulted.

4.2 In the event of the participation of third parties in negotiations or discussions or matters considered strategic to UNIBANCO or to UNIBANCO HOLDINGS, obtaining, therefore, access to information on a Relevant Act or Fact, not disclosed to the market yet, it shall be required that such persons sign a *Confidentiality Term* (Exhibit I).

4.3 The areas of Internal Audit, Legal Compliance, Global Risk Management and Security Office of UNIBANCO shall specify the internal operational procedures for the maintenance of the secrecy of information relative to a Relevant Fact or Act not disclosed to the market yet.

4.3.1 The definition of the internal operational procedures shall comply with the principles set forth in the "Institutional Manual of Guidelines of Ethical Conduct of Unibanco" and by the "Unibanco Policy of Security of Information".

5. DISCLOSURE OF A RELEVANT ACT OR FACT

5.1 Whenever the Investor Relations Officer of UNIBANCO and of UNIBANCO HOLDINGS, as the case may be, identifies the existence of a possible Relevant Act or Fact to be disclosed to the market, he/she shall communicate such occurrence to the disclosure committee ("Disclosure Committee"), which shall be composed of 3 (three) common members of the Board of Directors of UNIBANCO and of UNIBANCO HOLDINGS, as well as of the Investor Relations Officers of UNIBANCO and of UNIBANCO HOLDINGS.

5.1.1 After having been informed by the competent Investor Relations Officer, as provided by item 5.1 above, the Disclosure Committee shall meet immediately and resolve on:

a) the convenience and the opportunity of the disclosure;

b) the form of disclosure;

c) the content of the Relevant Act or Fact to be disclosed.

5.2. In the event of omission by the competent Investor Relations Officer in the compliance with the duty set forth by item 5.1, it shall be incumbent upon the Controlling Shareholder, as well as to the executive officers, members of the Boards of Directors and of the Audit Committees (when they exist) of UNIBANCO and of UNIBANCO HOLDINGS, as the case may by, to inform such occurrence in writing to the Disclosure Committee, which shall take the measures necessary for the disclosure of the Relevant Act or Fact.

5.3 In the event that the Disclosure Committee has decided not to disclose the information as a Relevant Act or Fact, and in the event the respective information escapes from the control or upon the occurrence of an atypical oscillation in the quotation, price or negotiated quantity of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS, it shall be incumbent upon the Controlling Shareholder, to the executive officers and to the members of the Board of Directors of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, to inform such occurrence to the Disclosure Committee, so that it meets immediately and resolves, as provided by item 5.1.1, on the form and on the content of the disclosure of the Relevant Act or Fact.

5.4 Should the Disclosure Committee resolve to disclose the Relevant Act or Fact, the area of Investor Relations and the Legal Assistance to Businesses of UNIBANCO shall prepare a text of the disclosure, which shall, in addition, be signed by the competent Investor Relations Officer, the person responsible to watch over the extensive and *immediate dissemination of the Relevant Act or Fact, in compliance with item 5.5.*

5.5 The communication of a Relevant Act or Fact shall be forwarded by the Investor Relations Officer of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, to the CVM, to the Securities and Exchange Commission ("SEC"), to the Stock Exchange of São Paulo ("Bovespa") and to the New York Stock Exchange ("NYSE").

5.5.1. The Investor Relations Officer of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, shall render additional clarifications to the communication and to the disclosure of the Relevant Act or Fact, whenever so requested by the CVM, SEC, Bovespa or NYSE.

5.6 The disclosure of a Relevant Act or Fact shall be made immediately in the markets in which the securities issued by UNIBANCO and by UNIBANCO HOLDINGS are negotiated, prior to the beginning or after the closing of the businesses, prevailing, in the event of incompatibility, the working hours of the Brazilian market.

5.6.1 Should it be necessary that the disclosure occurs during the negotiation hour, the respective Investor Relations Officer may, when informing the Relevant Act or Fact, request the suspension of the negotiations for the time necessary to the proper dissemination of the relevant information.

5.6.2 The suspension of the negotiations shall not be made effective in Brazil while the securities issued by UNIBANCO or by UNIBANCO HOLDINGS in stock exchanges of other countries are being negotiated.

5.7 The Relevant Act or Fact shall be disclosed, in a clear, precise and summarized form, by means of publishing on broad circulation newspapers ordinarily used by UNIBANCO and by UNIBANCO HOLDINGS, including those specified in their by-laws, as well as by any communication means considered convenient for the wide publicity of the Relevant Act of Fact.

5.7.1 It is permitted to UNIBANCO and to UNIBANCO HOLDINGS the disclosure of information to the market which are not relative to a Relevant Act or Fact, by means of the preparation of notices or press release.

5.8 UNIBANCO or UNIBANCO HOLDINGS may complement the disclosure of a Relevant Act or Fact by means of the forwarding of additional information, with marketing, wide and informative character, correspondences to the market agents, as well as the availability thereof in the computers worldwide net (Internet), in an electronic address duly indicated in the disclosure mentioned in item 5.7.

5.9 UNIBANCO or UNIBANCO HOLDINGS may disclose information not related to any Relevant Act or Fact by means of notices or press releases, which shall be revealed to the market by any of the communication means mentioned in items 5.7 and 5.8.

5.10 After the disclosure of the Relevant Act or Fact, UNIBANCO and UNIBANCO HOLDINGS may, at their exclusive discretion, hold conferences, including by telephonic means, in order to render further clarifications to the market on the Relevant Act or Fact disclosed.

5.11 The disclosure of the Relevant Act or Fact may be exempted should the Disclosure Committee, as provided by item 5.2, understand that the disclosure thereof shall jeopardize a legitimate interest of UNIBANCO or of UNIBANCO HOLDINGS.

5.11.1 In the event above, the Investor Relations Officer of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, shall forward a requisition to the President of the CVM, in a sealed envelope on which the word "Confidential" is mentioned, so that the latter resolves on the possibility of non disclosure of the information.

5.12 In the event of atypical oscillation in the quotation, price or negotiated quantity of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS, it shall be incumbent upon the relevant Investor Relations Officer to inquire the persons with access to relevant information, in order to investigate whether same have knowledge of a Relevant Act or Fact which must be disclosed to the market.

5.13 Any modification to the facts or intents object of the representations rendered to the CVM, to the SEC, to Bovespa and to the NYSE shall be immediately disclosed, with the rectification or amendment of the previous representation.

5.14 No information shall be disclosed to the market without the strict compliance with the procedures established above.

6. DISCLOSURE OF INFORMATION ON NEGOTIATIONS

6.1 It shall be incumbent upon the executive officers, upon the members of the Boards of Directors (when they exist) of UNIBANCO and of UNIBANCO HOLDINGS to send a statement, as provided by item 6.1.1, by Unibanco Corretora de Valores Mobilários S.A., to the area of Investor Relations and to the Legal Assistance to Businesses of UNIBANCO, which shall be responsible for forwarding it to the CVM, the SEC, Bovespa and the NYSE.

6.1.1 The statement mentioned in the previous item shall contain, at least, the following information (Exhibits II and III):

a) name and identification of the declarer, with indication of the number of registration with the Corporate Taxpayers' Register or with the Individual Taxpayers' Register;

b) quantity and features of the securities issued by the Controlling Shareholder, by UNIBANCO or by UNIBANCO HOLDINGS, as well as by the respective controlled listed companies of which the declarer is a holder;

c) quantity of the securities issued by the Controlling Shareholder, by UNIBANCO, by UNIBANCO HOLDINGS, as well as by the respective controlled listed companies held by the spouse, not judicially separated from the declarer, by the companion, by any dependent informed on the Income Tax Return, as well as by companies controlled directly or indirectly by the declarer, as the case may be;

d) corporate name of the company which issued the mentioned securities;

e) manner, price and date of the purchase of the mentioned securities and the modifications to the equity positions of the declarer.

6.2 The communication must be made immediately after the taking office in the function and within at the most ten (10) days after the closing of the month in which a modification to the equity positions held by the declared was verified, indicating the balance of the position in the period.

7 DISCLOSURE OF INFORMATION ON RELEVANT EQUITY PARTICIPATION AND NEGOTIATIONS OF THE CONTROLLING SHAREHOLDER

7.1 It is incumbent upon the Controlling Shareholder, to the shareholders which elect members of the Boards of Directors or of the Audit Committees (when they exist) of UNIBANCO or of UNIBANCO HOLDINGS, to any individual or legal entity, as well as to any group of persons, acting jointly or representing a same interest, to send a communication to the CVM, to the SEC, to Bovespa and to the NYSE, whenever a relevant equity participation is reached , which corresponds, directly or indirectly, to five percent (5%) or more of a type or class of shares representing the corporate capital of UNIBANCO or of UNIBANCO HOLDINGS ("Relevant Equity Participation").

7.1.1 Such communication shall be made immediately after the Relevant Equity Participation is reached and shall contain the following information (Exhibit IV):

a) name and identification of the purchaser, with indication of the number of registration with the Corporate Taxpayers' Register or with the Individual Taxpayers' Register;

b) objective of the participation and quantity envisaged;

c) number of shares, subscription bonuses, as well as of rights of subscription of shares and of options of purchase of shares, per type and class, already held, directly or indirectly, by the purchaser or to a person related thereto;

d) indication of agreement regulating the exercise of the voting right (in the case of UNIBANCO HOLDINGS).

7.2 The information mentioned in the previous item shall also be rendered whenever the individuals or legal entities or any group of persons representing the same interest, increase their Relevant Equity Participation in five percent (5%).

7.3 The provision of items 7.1, 7.1.1 and 7.2 shall also be applicable to the purchase, sale or extinction of any rights on the shares and other rights mentioned therein.

7.4 In view of the degree of dispersion in the market of the shares of UNIBANCO or of UNIBANCO HOLDINGS, and of the statement of the purchaser that its purchases do not have the purpose of modifying the composition of the control or the administrative structure of UNIBANCO or of UNIBANCO HOLDINGS, the Disclosure Committee may request to the CVM the exemption of disclosure of the statement by the press.

//

8. DISCLOSURE OF INFORMATION IN PUBLIC OFFERS

8.1 It is incumbent upon UNIBANCO and upon UNIBANCO HOLDINGS to disclose, as provided by item 5.5 of this POLICY and immediately after the resolution to carry out a public offer which depends on the registration with the CVM, a statement containing:

(a) the quantity of its securities to be purchased or sold;

(b) the price of purchase or sale;

(c) the conditions of payment;

(d) other conditions to which the offer is subject.

8.1.1 In the event the public offer is subject to the implement of conditions, a notice of Relevant Act or Fact shall be published by UNIBANCO or by UNIBANCO HOLDINGS, as the case may be, whenever such conditions take place, clarifying whether the offer shall be maintained, and under which conditions, or if it shall lose the efficacy.

8.1.2 The provision of item 8.1 shall not apply to the procedure of confidential preliminary analysis of applications for registration of public distribution of securities, as provided by the legislation in force.

9. DISCLOSURE OF INFORMATION IN ACQUISITION OF CONTROL

9.1 The execution of a preliminary agreement governing the acquisition of the equity control of a listed company by UNIBANCO or by UNIBANCO HOLDINGS may be disclosed by means of the publication of a notice containing the following information:

a) name and identification of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, as well as the activities developed thereby;

b) name and identification of the seller, including indirect, as the case may be;

c) name and identification of the company acquired, as well as a brief summary of the activities developed thereby;

d) objective of the acquisition, indicating the expected effects on the businesses of the company acquired, of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be;

e) existence or not of due diligence procedure;

f) necessity or not of approval of the acquisition by the regulatory bodies.

9.2 Upon the execution of the definitive agreement of acquisition of control of a listed company by UNIBANCO or by UNIBANCO HOLDINGS, and regardless of the publication of the notice mentioned in the previous item, UNIBANCO or UNIBANCO HOLDINGS, as the case may be, shall disclose the Relevant Act or Fact, as well as provide for the communications set forth by item 5 of this POLICY.

9.2.1 The disclosure and the communications mentioned in item 9.2 shall contemplate, in addition to the provisions of indents "a" to "d" of item 9.1, the following information:

a) total price and attributed price per share of each type and class, form of payment and other relevant conditions of the business;

b) number and percentage of the shares purchased, per type or class, in relation to the voting and the total capital;

c) the indication of any agreement or contract regulating the exercise of the voting right or the purchase and sale of securities issued by the company acquired;

d) statement as to the intent of providing, or not, within the term of one year, for the cancellation of the registration of the company acquired as a listed company; and

e) other relevant information regarding future plans in the conduction of the corporate businesses, especially in connection with specific corporate events which UNIBANCO or UNIBANCO HOLDINGS, as the case may be, has formally decided to carry out in the company acquired, in particular corporate restructurings involving merger or acquisition.

10. GENERAL PROVISIONS

10.1 The obligations established in this POLICY shall apply, considering each case:

a) both to the negotiations carried out in stock exchange and to those carried out without the intermediation of an institution which makes part of the distribution system;

b) to the negotiations carried out directly or indirectly by the persons mentioned in item 3.1, whether such negotiations take place through a company controlled by UNIBANCO or by UNIBANCO HOLDINGS, or through third parties with which an agreement of trust or portfolio administration is entered into.

10.1.1 Negotiations carried out by investment funds which quotaholders are the persons mentioned in item 3.1 shall not be considered as indirect negotiations, provided that such funds are not exclusive and the decisions of negotiation of the administrator of the investment fund may not be affected by the quotaholders.

10.2 UNIBANCO and UNIBANCO HOLDINGS shall maintain in their headquarters, at the disposal of the CVM, the list of the persons mentioned in item 3.1. and their respective identifications, indicating the office or function, address and number of registration with the Corporate Taxpayers' Register or with the Individual Taxpayers' Register, updating such list whenever there are modifications thereto.

10.3 This POLICY, after the approval by the Boards of Directors of UNIBANCO and of UNIBANCO HOLDINGS, shall be informed to all persons who have or come to have the offices or functions mentioned in item 3.1, obtaining from them the respective formal adhesion, in an instrument which shall be filed at the headquarters of UNIBANCO and of UNIBANCO HOLDINGS, while the person maintains ties therewith, and for five years, at least, after the withdrawal thereof. The mentioned formal adhesion shall be made effective by means of the signature of the Adhesion Term (Exhibit V).

10.4 Any modification or review to this POLICY shall be subject to the approval of the Boards of Directors of UNIBANCO and of UNIBANCO HOLDINGS.

10.5 The provisions of this POLICY do not exclude the responsibility, by virtue of the legal and regulatory provisions, of third parties not directly related to UNIBANCO and/or to UNIBANCO HOLDINGS, which have the knowledge of a Relevant Act or Fact and which may come to negotiate with securities issued by UNIBANCO and/or by UNIBANCO HOLDINGS.

10.6 The non compliance with the provisions of this POLICY shall imply a serious violation, as provided by article 11, § 3, of Law No. 6,385/76.

EXHIBIT I

NON-DISCLOSURE TERM

By this Non-Disclosure Term, [Unibanco - União de Bancos Brasileiros S.A. or Unibanco Holdings S.A.], with head office at the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, n.º 891, [22º floor], enrolled in the National Registry of Legal Entities under n.º [33.700.394/0001-40 or 00.022.034/0001-87], in this act represented in accordance with its by-laws, hereinafter simply referred to as [UNIBANCO or UNIBANCO HOLDINGS], and [•], with head office at [•], in this act represented in accordance with its by-laws, hereinafter simply referred to as [•], being [UNIBANCO or UNIBANCO HOLDINGS] and [•] referred to, collectively, as the "Parties".

WHEREAS

(A) [UNIBANCO or UNIBANCO HOLDINGS] approved, on 31.07.2002, the Institutional Policy of Information Disclosure ("Policy"), which has the purpose to provide, on a timely basis and in an efficient manner, the investors with the availability of essential information for the decision of investment, enabling, therefore, an equal and fair treatment to all market agents;

(B) The provisions contained in the mentioned Policy do not exclude the responsability of third parties that, although are not directly related to [UNIBANCO or UNIBANCO HOLDINGS], have access to privileged information, which may engender the disclosure of an Relevant Act or Fact (item 4.2 of the Policy);

(C) The parties intend to begin to transact, and, for this purpose, [UNIBANCO or UNIBANCO HOLDINGS] will make available to [•] relevant information about its operations, activities, assets, properties, business, invoicing, clients and other non-public information;

(D) All the process of non-public relevant information exchange between the Parties shall be carried on in absolute secrecy, according to the terms of the mentioned Policy.

NOW THEREFORE, [UNIBANCO or UNIBANCO HOLDINGS] and [•] hereby agree as follows.

FIRST CLAUSE – AVAIBALIBITY OF RELEVANT INFORMATION:

1.1. The provisions and obligations established by this Non-Disclosure Term shall be applicable to all public or non public relevant information, with technical characteristics or not, which [UNIBANCO or UNIBANCO HOLDINGS] holds and discloses, as confidential, to [•], as well as any information developed by [•], containing the whole disclosed information or just part of it (the "Confidential Relevant Information").

1.2. The Confidential Relevant Information may be of any kind, either verbal, writing, or in any another form, corporal or not, such as, but not limited to, formulas, algorithms, processes, designs, croquis, photographs, plants, drawings, concepts of product, specifications, samples of idea, customers, names of peddlers and/or deliverers, prices and costs, marketing definitions and information, inventions and ideas.

SECOND CLAUSE – OBLIGATIONS OF THE PARTIES:

2.1 [•], its employees, administrators, third parties of confidence, legal representatives, subsidiary companies, and affiliated companies shall:

2.1.1 Maintain secrecy about all the Confidential Relevant Information, and not transmit or disclose such information to third parties, in accordance with the limits hereby established and pursuant to item 3.1;

2.1.2 Not discuss, before third parties, nor to use, publish, disclose or make use of the Confidential Relevant Information for a different purpose not related to the evaluation of the interest in carrying through the project; being their responsibility to adopt the convenient precautions in order to avoid the irregular use of the Confidential Relevant Information by any person who occasionally has access to it;

2.1.3 Keep all the copies, reproductions, summaries, analyses or notices related to or based on the Confidential Relevant Information, being their responsibility: (i) to return such documents to [UNIBANCO or UNIBANCO HOLDINGS], when so requested, or, alternatively, (ii) to send a certificate attesting the total destruction of all the documents related to the Confidential Relevant Information.

THIRD CLAUSE – LIMITATION OF THE CONFIDENTIALITY:

3.1 The confidentiality obligations hereby specified shall not apply to the information disclosed by [UNIBANCO or UNIBANCO HOLDINGS] to [•], when such information:

(a) is already known by the public at the time it is disclosed;

(b) becomes known by the public after it is disclosed, without the violation of the procedures established by this Non-Disclosure Term;

(c) was already known by [•] before it is disclosed;

(d) was legally disclosed to [•] by third parties, who, as far as [•] knows, were not breaking any confidentiality obligation related to the information disclosed;

(e) must be disclosed by [•] as result of an order made by an administrative or a judiciary body which has jurisdiction upon [•], only up to the extension of such order.

FORTH CLAUSE – GENERAL DISPOSALS:

4.1 The provisions of this Non-Disclosure Term shall not be interpreted in a manner to grant to [•] any licenses or rights related to the Confidential Relevant Information.

4.2 The obligations hereby assumed by [•] are not related to any other obligation specified by non-disclosure agreements occasionally celebrated between [•] and [UNIBANCO or UNIBANCO HOLDINGS], or any subsidiary or affiliating company of [UNIBANCO or UNIBANCO HOLDINGS], nor to any act or fact related the such agreements.

4.3 This Non-Disclosure Term does not establish any obligation or prohibition to the celebration of other non-disclosure agreements by any of the Parties, who may also participate in other transactions with third-parties. The Parties are not obliged to carry on the project related to this Non-Disclosure Term.

4.4 This Non-Disclosure Term shall be in force for 5 (five) years, counted as from its signature.

4.5 The receipt and/or delivery of Confidential Relevant Information shall be made to the following representatives and authorized addresses:

(A) [•]:

[Name of the company]
[Address of the company]
At: [•]
Fax number: [•]
Telephone number: [•]

(B) [UNIBANCO or UNIBANCO HOLDINGS]:

[UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. or UNIBANCO HOLDINGS S.A.]
[Address of the company]
At: [•]
Fax number: [•]
Telephone number: [•]

FIFTH CLAUSE - COURT:

5.1 The Parties shall carry on all the efforts in order to decide in a peaceful manner all the controversies or divergences that may derive from this Non-Disclosure Term.

5.2 Notwithstanding the item 5.1 above, the Parties choose the court of the City of São Paulo, State of São Paulo, Brazil, in order to solve any doubt or controversy occasionally derived from such Non-Disclosure Term. The Parties expressly waive any other court, as much special as it may be, that they may have now or in the future.

[UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. or **UNIBANCO HOLDINGS S.A.]**

____

[Name of the company]

____

WHITNESSES:

____________________ ____________________

EXHIBIT II

INDIVIDUAL FORM
Negotiation of Administrators and Related Persons – Art. 11 – CVM Instruction No. 358/2002

On .....(month/year)

( ) only the following transactions with securities and derivatives, in accordance with article 11 of CVM Instruction No. 358/2002 were carried out. (1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction No. 358/2002 were carried out, and I possess the following positions of securities and derivatives:

<table>
<tr><td colspan="8">Denomination of the Company:</td></tr>
<tr><td colspan="6">Name:</td><td colspan="2">CPF/CNPJ:</td></tr>
<tr><td colspan="8">Identification:</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td rowspan="2" colspan="4">Features of the Securities (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Operations in the Month</td></tr>
<tr><td>Security/ Derivative</td><td>Features of the Securities (2)</td><td>Intermediate</td><td>Transaction</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td></td><td></td><td></td><td>Purchase</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Purchases</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Sale</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Sales</td><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td rowspan="2" colspan="4">Features of the Securities (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
</table>

(continuation of EXHIBIT II)

<table>
<tr><td colspan="8">Denomination of the Controlling Company:</td></tr>
<tr><td colspan="6">Name:</td><td colspan="2">CPF/CNPJ:</td></tr>
<tr><td colspan="8">Identification:</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="4" rowspan="2">Features of the Securities (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Operations in the Month</td></tr>
<tr><td>Security/ Derivative</td><td>Features of the Securities (2)</td><td>Intermediate</td><td>Transaction</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td></td><td></td><td></td><td>Purchase</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Purchases</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Sale</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Sales</td><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="4" rowspan="2">Features of the Securities (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
</table>

(continuation of EXHIBIT II)

Denomination of the Controlled Company:							
Name:						CPF/CNPJ:	
Identification:							
			Initial Balance				
Security/ Derivative	Features of the Securities (2)				Quantity	% of participation	
						Same Type / Class	Total
			Operations in the Month				
Security/ Derivative	Features of the Securities (2)	Intermediate	Transaction	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				
			Final Balance				
Security/ Derivative	Features of the Securities (2)				Quantity	% of participation	
						Same Type / Class	Total

(1) In the filling in of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction No. 358/2002, please send a statement informing it.

(2) Issuance/series, convertible, simple, terms, guarantees, type/class, etc.

(3) Quantity time price.

EXHIBIT III

CONSOLIDATED FORM

Negotiation of Administrators and Related Persons – Art. 11 – CVM Instruction No. 358/2002

On .....(month/year) ......only the following transactions with securities and derivatives, in accordance with article 11 of CVM Instruction No. 358/2002 were carried out. [(1)]

Denomination of the Company:				
Group and Related Persons	**( ) Board of Directors**	**( ) Board of Officers**	**( ) Audit Committee**	**( ) Technical or Consultative Bodies**

Initial Balance				
Security/ Derivative	Features of the Securities (2)	Quantity	% of participation	
			Same Type / Class	Total

Operations in the Month							
Security/ Derivative	Features of the Securities (2)	Intermediate	Transaction	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				

Final Balance				
Security/ Derivative	Features of the Securities (2)	Quantity	% of participation	
			Same Type / Class	Total

(continuation of EXHIBIT III)

Denomination of the Controlling Company:				
Group and Related Persons	**( ) Board of Directors**	**( ) Board of Officers**	**( ) Audit Committee**	**( ) Technical or Consultative Bodies**

Initial Balance				
Security/ Derivative	Features of the Securities (2)	Quantity	% of participation	
			Same Type / Class	Total

Operations in the Month							
Security/ Derivative	Features of the Securities (2)	Intermediate	Transaction	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				

Final Balance				
Security/ Derivative	Features of the Securities (2)	Quantity	% of participation	
			Same Type / Class	Total

(continuation of EXHIBIT III)

<table>
<tr><td colspan="8">Denomination of the Controlled Company:</td></tr>
<tr><td>Group and Related Persons</td><td colspan="2">( ) Board of Directors</td><td colspan="2">( ) Board of Officers</td><td>( ) Audit Committee</td><td colspan="2">( ) Technical or Consultative Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="4" rowspan="2">Features of the Securities (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Operations in the Month</td></tr>
<tr><td>Security/ Derivative</td><td>Features of the Securities (2)</td><td>Intermediate</td><td>Transaction</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td></td><td></td><td></td><td>Purchase</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Purchases</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Sale</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Sales</td><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="4" rowspan="2">Features of the Securities (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
</table>

(1) ***In the filling in of the form, please exclude the lines which do not contain any information. In the*** **event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction No. 358/2002, please send** ***a statement informing it.***

(2) **Issuance/series, convertible, simple, terms, guarantees, type/class, etc.**

(3) **Quantity time price.**

Note: The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

EXHIBIT IV

DISCLOSURE OF INFORMATION OF THE RELEVANT EQUITY PARTICIPATION AND NEGOTIATIONS OF THE CONTROLLING SHAREHOLDER (ART. 12 OF CVM INSTRUCTION NO. 358, OF JANUARY 3, 2002)

Negotiations carried out with securities of Unibanco – União de Bancos Brasileiros S.A. ("Unibanco") or of Unibanco Holdings S.A. ("Unibanco Holdings")	
Period informed:	
Name of purchaser:	
Identification:	
CNPJ / CPF:	
Date of transaction:	
Type of transaction:	
Objective of the participation:	
Quantity envisaged:	
Number of shares, subscription bonuses, as well as of rights of subscription of shares and of options of purchase of shares, per type and class, already held, directly or indirectly, by the purchaser or to a person related thereto	
Indication of agreement regulating the exercise of the voting right (in the case of UNIBANCO HOLDINGS):	
Other relevant information:	

EXHIBIT V

ADHESION TERM TO THE INSTITUTIONAL POLICY OF INFORMATION DISCLOSURE BY UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND BY UNIBANCO HOLDINGS S.A.

[name and identification], resident and domiciled at [......], bearer of the identity card [RG or RNE] No. [number and body of issuance], enrolled with the Individual Taxpayers' Register of the Ministry of Treasure under No. [......], hereinafter referred to simply as "Declarer", in the capacity of [indicate the office, function or relation with the company] at [Unibanco – União de Bancos Brasileiros S.A. or Unibanco Holdings S.A.], a corporation headquartered at Avenida Eusébio Matoso, n.º 891, [22º floor], São Paulo, Capital, enrolled with the Corporate Taxpayers' Register under No. [33.700.394/0001-40 or 00.022.034/0001-87], hereinafter referred to as "Company", hereby declares to have full knowledge of the terms contained in the Institutional Policy of Information Disclosure by Unibanco – União de Bancos Brasileiros S.A. and by Unibanco Holdings S.A. ("Policy"), a copy of which is enclosed to this document, undertaking the commitment to govern its actions always in agreement with the provisions set forth therein.

This instrument shall be filed at the headquarters of the Company while the Declarer maintains ties therewith, and for five years, at least, after the withdrawal thereof.

The Declarer executes this Adhesion Term in two (2) copies of same content and form, in the presence of the two (2) witnesses signed below.

São Paulo, [......]

____

[name of the Declarer]

Witnesses:

1. ____________________	2. ____________________
Name	Name
R.G.:	R.G.:
CPF:	CPF: